

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Timothy Millage
Vice President, Chief Financial Officer and Treasurer
Lee Enterprises, Inc
4600 E 53rd Street
Davenport, Iowa 52807

> **Re: Lee Enterprises, Inc**
> **Form 10-K for the fiscal year ended September 26, 2021**
> **File No. 001-06227**

Dear Mr. Millage:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 26, 2021

Cover Page

1.   We note from your Form 10-K that the aggregate market value of your common stock held by non-affiliates was approximately $142 million at March 31, 2021. In this regard, it appears you meet the threshold for an *accelerated* filer rather than a *non-accelerated filer*. Refer to Rule 12b-2 of Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Meaures, page 13

2.   We note your presentation of cash costs and total operating revenue less cash costs in the table on page 16. Your presentation of cash costs and total operating revenue less cash costs within your table of operating results, as reported in the consolidated financial statements is not appropriate as it gives the appearance that the measures have been prepared in accordance with GAAP. Please remove or alternatively, you may revise to separately present the non-GAAP measures below your GAAP income statement, and

clearly identify the measures as non-GAAP. Further, revise your filing to include reconciliations for both non-GAAP measures to the most directly comparable GAAP measure. Lastly, please revise your MD&A to precede the disclosure of non-GAAP measures with your Results of Operations disclosure, which is presented on a GAAP basis, to avoid giving undue prominence to the non-GAAP measures. Refer to Question 102.10 of the C&DI on Non-GAAP Financial Measures.

<u>Significant Accounting Policies, page 30</u>

3.   We not that you appear to operate in one segment. Please tell us and revise your notes to the consolidated financial statements to disclose the factors used to identify your reportable segment, including the basis of organization, and whether operating segments have been aggregated into one reportable segment. Refer to ASC 280-10- 50-21.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing